November 8, 2019

VIA EDGAR
==========
Jeff Foor
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Griffin Institutional Access Credit Fund; File Nos. 333-211845 and 811-23159

Dear Mr. Foor,

On August 26, 2019, Griffin Institutional Access Real Estate Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”) with respect to the Fund. On October 8, 2019, you provided oral comments on behalf of the staff of the Securities and Exchange Commission (the “Staff”) to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Prospectus:

Summary of Fund Expenses

Comment 1. Please confirm that the expense limitation agreement will be in place for at least one year from the date of the prospectus and that any costs of borrowing are included in the fee table. Please also supplementally provide a copy of the updated fee table in advance of filing an amended Registration Statement.

Response. The Registrant confirms that the expense limitation agreement will be in place for at least one year from the date of the prospectus and, to the extent required by Form N-2, any costs of borrowing are included in the fee table.

The updated fee tables are provided in Appendix A hereto.

Investment Objective, Policies and Strategies

Comment 2. Please explain to the Staff why subordinate and unitranche lending are appropriate for the Registrant’s portfolio.

Response. It is the view of the Adviser that subordinate and unitranche direct lending investments are appropriate for the portfolio of the Registrant. As described in the prospectus and statement of additional of information of the Registrant, the Fund pursues its investment objective by investing in a range of secured and unsecured debt obligations, which may be syndicated, consisting of U.S. high yield securities, global high yield securities, and other fixed-income and fixed-income related securities, including direct originated debt obligations. The Registrant is not limited to only investing in senior debt. The fact that certain investments held by the Registrant may be subordinated is not inconsistent with the manner in which the Registrant pursues its investment objective and is reflective of the range of investments that may be held by the Registrant. With respect to unitranche debt and as disclosed in the prospectus of the Registrant, unitranche debt will be structured as senior secured debt, including first priority liens on an issuer’s assets.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685

ADMIN 36028999v2

The Registrant has clarified the use of subordinate and unitranche direct lending investing in the investment strategy in the prospectus as follows:

The portfolio may consist of high yield bonds and bank loans, equity securities, collateralized loan obligations (“CLOs”), and direct lending investments, which may include senior direct lending ~~investments~~ (“SDL~~s~~”) ~~which may also include~~ as well as subordinate and unitranche direct lending.

Comment 3. Please explain supplementally approximately what proportion of the Registrant’s returns are expected to come from the Registrant’s use of total return swaps (“Swaps”). If a majority of the Registrant’s returns are expected to come from the Registrant’s use of Swaps, then please add disclosure in a footnote to the Fee Table regarding the embedded costs of the Swaps.

Response. The Adviser has confirmed to the Registrant that it approximates the proportion of the Registrant’s returns attributable to Swaps to be 15%, so the Registrant has not added the additional disclosure regarding the embedded costs of Swaps.

Comment 4. Please explain supplementally the extent to which the Registrant will originate loans. If it is expected to exceed 5%, please provide the following additional information:

1. Please disclose the extent of the fund’s direct originated loan investments (i.e., provide a range of the percentage of the fund’s assets that would be invested in originated loans).

2. Please disclose any limits on the amount of loans the Fund may originate to borrowers in the same industry (e.g., no more than 25% of the Fund’s assets).

3. Confirm that originated loans will be considered as illiquid for purposes of Rule 23c-3(b)(10)(i) under the 1940 Act.

4. Will the fund’s loan investments be securities under the Securities Act of 1933 (“1933 Act”) and Securities Exchange Act of 1934 (“1934 Act”)? To the extent that the fund’s loan investments may not be securities and therefore may not have the protections afforded by the federal securities laws, please revise your principal risks disclosure to include these risks as principal risks of investing in the fund. We note disclosure on page 5, under the heading Senior Direct Lending, indicating that these types of investments are securities.

5. Please disclose the following with respect to loans originated by the Fund. We may have more comments after reviewing your response.

a. What is the percentage of the fund’s assets that can be used to originate loans?

b. Description of overall loan selection process, including maturity and duration of individual loans, borrower and loan types, industries of the borrower, and geographic location of the borrower;

c. Description of Fund’s underwriting standards for these loans; and

d. Whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations.

6. Under the heading Direct Lending Risk, please include disclosure that, when the Fund originates loans, it will be subject to the credit risk of borrowers.

7. Please confirm to us that any expenses for which the fund is responsible for originating a loan are reflected in the fee table.

8. Disclosure under Direct Lending Risk, refers to the fund incurring expenses of servicing loans. Please clarify how the fee table will reflect such expenses (e.g., will the fee table disclose a separate line for loan servicing expenses).

9. Please supplementally explain the Fund’s procedures for valuing such loans. We may have more comments after reviewing your response.

10. It appears that many of the fund’s investments, including its Senior Direct Lending investments, pay interest based on LIBOR. If true, please consider whether the expected discontinuation of LIBOR is a principal risk for the fund. If you believe it is not, explain to us why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the fund’s investments, including (1) if the fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response. Please see below for the Registrant’s responses to your request for additional information:

1. The Adviser has confirmed to the Registrant that it expects the Fund’s direct lending investments to represent 10% to 65% of the Fund’s portfolio. The prospectus already contains this disclosure in the principal investment strategies.

2. The Registrant has added disclosure to the SAI to explain that the Registrant’s concentration policy also applies to originating loans to borrowers in the same industry.

3. Generally originated loans held by the Registrant will be considered to be illiquid for purposes of Rule 23c-3(b)(10)(i) under the 1940 Act. However, the Sub-Adviser makes determinations regarding an instrument’s liquidity classification on a case-by-case basis, in accordance with its policies and procedures and the policies and procedures adopted by the Registrant. Thus, it is possible that the Adviser and Sub-Adviser could determine, consistent with the policies and procedures adopted by the Registrant, determine that a particular loan is liquid for purposes of Rule 23c-3(b)(10)(i).

4. The Registrant confirms that its direct loan investments will be securities under the 1933 Act and 1934 Act.

5. a. Direct lending investments are expected to constitute 10% to 65% of the Fund’s portfolio.

b. A description of overall loan selection process for the Fund’s direct loan investments is currently described in the prospectus in “Investment Objectives, Policies and Strategies.”

c. A description of Fund’s underwriting standards for these loans is currently described in the prospectus in “Investment Objectives, Policies and Strategies.”

d. While the Registrant may bear loan servicing expenses with respect to certain loans in which the Registrant has an interest, it is not anticipated that the Fund will be directly involved in servicing loans sourced and originated by the Fund’s Sub-Adviser. Rather, loan servicing obligations are carried out by investment professionals of the Sub-Adviser and its affiliates.

6. The Registrant has added the disclosure requested.

7. To date, the Fund has not incurred any expenses associated with loan originations. To the extent that Fund incurs such expenses in the future, the Fund will include loan origination expenses in the fee table under the caption for “Other Expenses” in accordance with the instructions of Form N-2.

8. Although, as with other sub-categories of “Other Expenses,” Form N-2 does not require the Fund to include a separate line item for loan servicing expenses, the Fund confirms that, to the extent the Fund bears loan servicing expenses, the Fund will include in “Other Expenses” the expense information requested in this Comment subject to the instructions to Form N-2.

9. The valuation policies and procedures of the Fund with respect to the Fund’s direct lending investments are summarized under “Valuation of Private Investments” and “Determination of Net Asset Value” in the prospectus.

10. The Registrant has added LIBOR Risk to “Risks Related to the Fund’s Investments” as follows:

LIBOR Risk. Certain financial instruments in which the Fund invests use a floating interest rate based on LIBOR, the offered rate for short-term Eurodollar deposits between large international banks. LIBOR has recently faced scrutiny over concerns that its rate-setting process, which is based on a limited number of interbank transactions, is susceptible to manipulation. As a result, many central banks, including the U.S. Federal Reserve Board (“Federal Reserve”), have begun studying potential replacements for LIBOR and reforms to other interest rate benchmarks. Notably, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intended to stop persuading or compelling banks to submit LIBOR rates after 2021. It is expected that a transition away from the widespread use of LIBOR and similar reference rates to alternative rates based on observable market transactions and other potential interest rate benchmark reforms will occur over the course of the next few years. The Alternative Reference Rates Committee, established by the Federal Reserve, announced the replacement of LIBOR with a new index calculated by short-term repurchase agreements collateralized by U.S. Treasury securities, called the Secured Overnight Financing Rate (“SOFR”). The Federal Reserve Bank of New York began publishing SOFR in April 2018. It is uncertain whether SOFR will attain sufficient market traction to supplant LIBOR.

Because the future of LIBOR is uncertain, the impact to the Fund of a transition away from LIBOR cannot presently be determined. The market transition away from LIBOR and other current reference rates to alternative reference rates is complex and could have a range of adverse impacts on the Fund’s investment program, financial condition and results of operations. Among other negative consequences, this transition could:

•	Adversely impact the pricing, liquidity, value of, return on and trading for a broad array of financial products, including any LIBOR-linked securities, loans and derivatives in which the Fund may invest;

•	Require extensive negotiations of and/or amendments to agreements and other documentation governing LIBOR-linked investments products;

•	Lead to disputes, litigation or other actions with counterparties or portfolio companies regarding the interpretation and enforceability of “fall back” provisions that provide for an alternative reference rate in the event of LIBOR’s unavailability;

•	Cause us to incur additional costs in relation to any of the above factors.

The risks associated with the above factors are heightened with respect to investments in LIBOR-based products that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published. Other important factors include the pace of the transition, the specific terms of alternative reference rates accepted in the market, the depth of the market for investments based on alternative reference rates, and the Advisors’ ability to develop appropriate investment and compliance systems capable of addressing alternative reference rates.

*           *           *

If you have any questions or comments, please contact the undersigned at 214.665.3685. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

Appendix A

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class I
Maximum Sales Load (as a percent of offering price)	None
Contingent Deferred Sales Charge	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.85%
Other Expenses	0.82%
Shareholder Servicing Expenses	None
Distribution Fee	None
Remaining Other Expenses[1]	0.82%
Total Annual Expenses[2]	2.67%
Fee Waiver and Reimbursement	(0.31)%
Total Annual Expenses (after fee waiver and reimbursement)	2.36%

[1]	CLO expenses are not included in the Other Expenses. If such expenses were included, they would be approximately 0.01% of the Fund’s net assets.
[2]	The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the Expense Limitation Agreement) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.35% per annum of the Fund’s average daily net assets attributable to Class I shares (the Expense Limitation). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least through October 25, 2020 unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. See “Management of the Fund.” The total annual expenses in this fee table is different from the ratio of expenses to average net assets given in the Financial Highlights, because the Financial Highlights do not include acquired fund fees and expenses of 0.0096%.

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class A	Class C
Maximum Sales Load (as a percent of offering price)	5.75%	None
Contingent Deferred Sales Charge[1]	None	1.00%
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.85%	1.85%
Other Expenses	1.08%	1.82%
Shareholder Servicing Expenses	0.25%	0.25%
Distribution Fee	None	0.75%[2]
Remaining Other Expenses[3]	0.83%	0.82%
Total Annual Expenses[4]	2.93%	3.67%
Fee Waiver and Reimbursement	(0.32)%	(0.31)%
Total Annual Expenses (after fee waiver and reimbursement)	2.61%	3.36%

[1]	Class C shareholders may be subject to a contingent deferred sales charge on shares repurchased during the first 365 days after their purchase.
[2]	Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class C shares and is payable on a monthly basis. See “Plan of Distribution.”
[3]	CLO expenses are not included in the Other Expenses. If such expenses were included, they would be approximately 0.01% of the Fund’s net assets.
[4]	The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the Expense Limitation Agreement) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.60% and 3.35% per annum of the Fund’s average daily net assets attributable to Class A and Class C shares, respectively (the Expense Limitation). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least through October 25, 2020, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. See “Management of the Fund.” The total annual expenses in this fee table is different from the ratio of expenses to average net assets given in the Financial Highlights, because the Financial Highlights do not include acquired fund fees and expenses of 0.0096%.

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class L
Maximum Sales Load (as a percent of offering price)	4.25%
Contingent Deferred Sales Charge	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.85%
Other Expenses	1.31%
Shareholder Servicing Expenses[1]	0.25%
Distribution Fee[2]	0.25%
Remaining Other Expenses[3]	0.81%
Total Annual Expenses[4]	3.16%
Fee Waiver and Reimbursement	(0.30)%
Total Annual Expenses (after fee waiver and reimbursement)	2.86%

[1]	Shareholder Servicing Expenses have been restated to reflect contractual fees.
[2]	Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the average daily net assets attributable to Class L shares and is payable on a monthly basis. See “Plan of Distribution.”
[3]	CLO expenses are not included in the Other Expenses. If such expenses were included, they would be approximately 0.01% of the Fund’s net assets.
[4]	The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the Expense Limitation Agreement) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.85% per annum of the Fund’s average daily net assets attributable to Class L shares (the Expense Limitation). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least through October 25, 2020 unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. See “Management of the Fund.” The total annual expenses in this fee table is different from the ratio of expenses to average net assets given in the Financial Highlights, because the Financial Highlights do not include acquired fund fees and expenses of 0.0096%.

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class F
Maximum Sales Load (as a percent of offering price)	None
Contingent Deferred Sales Charge	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.85%
Other Expenses	0.81%
Shareholder Servicing Expenses	None
Distribution Fee	None
Remaining Other Expenses[1]	0.81%
Total Annual Expenses[2]	2.66%
Fee Waiver and Reimbursement	(0.81)%
Total Annual Expenses (after fee waiver and reimbursement)	1.85%

[1]	CLO expenses are not included in the Other Expenses. If such expenses were included, they would be approximately 0.01% of the Fund’s net assets.
[2]	The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb all operating expenses of the Fund attributable to Class F shares (including offering expenses, taxes, interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.85% per annum of the Fund’s average daily net assets attributable to Class F shares so long as Class F shares are outstanding and the Adviser is the investment adviser to the Fund, unless and until the Board approves the Expense Limitation Agreement’s modification or termination (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses paid not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. See “Management of the Fund.” The total annual expenses in this fee table is different from the ratio of expenses to average net assets given in the Financial Highlights, because the Financial Highlights do not include acquired fund fees and expenses of 0.0096%.